SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Five Star Quality Care, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

33832D106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 2 of 15 Pages

1	Names Of Reporting Persons Senior Housing Properties Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,235,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,235,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 8.6%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 3 of 15 Pages

1	Names Of Reporting Persons The RMR Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 4 of 15 Pages

1	Names Of Reporting Persons The RMR Group Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 5 of 15 Pages

1	Names Of Reporting Persons ABP Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 6 of 15 Pages

1	Names Of Reporting Persons Barry M. Portnoy
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 221,622
	6	Shared Voting Power 0
	7	Sole Dispositive Power 221,622
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 221,622
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11	Percent of Class Represented by Amount in Row (9) Less than 1%
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 7 of 15 Pages

1	Names Of Reporting Persons Adam D. Portnoy
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 108,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 108,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 108,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11	Percent of Class Represented by Amount in Row (9) Less than 1%
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 8 of 15 Pages

Item 1(a).        Name of Issuer:

Five Star Quality Care, Inc. (the “Issuer”)

Item 1(b).        Address of Issuer’s Principal Executive Offices:

400 Centre Street

Newton, Massachusetts  02458

Item 2(a).        Name of Person Filing:

This Schedule 13G/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)                              Senior Housing Properties Trust (“SNH”);

(2)                              The RMR Group LLC (“RMR LLC”) (the manager of SNH);

(3)                              The RMR Group Inc. (“RMR INC”) (the managing member and a beneficial owner of RMR LLC);

(4)                              ABP Trust (“ABP Trust”) (the controlling shareholder of RMR INC and a beneficial owner of RMR LLC);

(5)                              Barry M. Portnoy (a managing director of the Issuer, a managing trustee of SNH, the chairman of RMR LLC, a managing director of RMR INC, and the majority beneficial owner and a trustee of ABP Trust); and

(6)                              Adam D. Portnoy (a managing trustee of SNH, the President and Chief Executive Officer of RMR LLC, a managing director and the President and Chief Executive Officer of RMR INC, and the President, a beneficial owner and a trustee of ABP Trust).

Item 2(b).        Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

Item 2(c).         Citizenship:

SNH is a Maryland real estate investment trust.

RMR LLC is a Maryland limited liability company.

RMR INC is a Maryland corporation.

ABP Trust is a Maryland statutory trust.

Barry M. Portnoy is a United States citizen.

Adam D. Portnoy is a United States citizen.

Item 2(d).        Title of Class of Securities:

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 9 of 15 Pages

The class of securities to which this Schedule 13G/A relates is shares of common stock, $.01 par value per share, of the Issuer (the “Common Shares”).

Item 2(e).         CUSIP Number:

The CUSIP number for the Common Shares is 33832D106.

Item 3.                          If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Item 4.                          Ownership.

(a)                               Amount beneficially owned:

SNH is the direct and beneficial owner of 4,235,000 Common Shares.

RMR LLC, RMR INC and ABP Trust do not directly own any Common Shares. RMR LLC, as manager of SNH, RMR INC, as managing member and a beneficial owner of RMR LLC, and ABP Trust, as the controlling shareholder of RMR INC and a beneficial owner of RMR LLC, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 10 of 15 Pages

over) the 4,235,000 Common Shares directly and beneficially owned by SNH, but each disclaims such beneficial ownership.

Mr. Barry M. Portnoy is the direct and beneficial owner of 221,622 Common Shares. Mr. Adam D. Portnoy is the direct and beneficial owner of 108,000 Common Shares (of which 27,000 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2019). In their respective positions with RMR LLC, RMR INC and ABP Trust described in Item 2(a) above, Messrs. Barry M. Portnoy and Adam D. Portnoy may be deemed to beneficially own (and have shared voting and dispositive power over) the 4,235,000 Common Shares directly and beneficially owned by SNH, but each disclaims such beneficial ownership.

(b)                              Percent of class:

SNH is the direct and beneficial owner of approximately 8.6% of the outstanding Common Shares.

Messrs. Barry M. Portnoy and Adam D. Portnoy each directly and beneficially own less than 1% of the outstanding Common Shares, and RMR LLC, RMR INC and ABP Trust do not directly own any Common Shares. Reference is made to Item 4(a) above as to the Common Shares directly and beneficially owned by SNH that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR LLC, RMR INC, ABP Trust, or Messrs. Barry M. Portnoy or Adam D. Portnoy. If all such Common Shares were beneficially owned by such persons, their respective percentage beneficial ownership of the outstanding Common Shares would be approximately 8.6%, 8.6%, 8.6%, 9.0% and 8.8%.

The percentages of beneficial ownership reported in this Schedule 13G/A are based on 49,476,611 Common Shares outstanding as of December 31, 2015, such number of outstanding Common Shares having been provided to the Reporting Persons by the Issuer.

(c)                               Number of Shares as to which such person has:

(i)                                  Sole power to vote or to direct the vote:

SNH:	4,235,000

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Barry M. Portnoy:	221,622

Adam D. Portnoy:	108,000

(ii)                              Shared power to vote or to direct the vote:

SNH:	0

RMR LLC:	0

RMR INC:	0

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 11 of 15 Pages

ABP Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

(iii)                          Sole power to dispose or to direct the disposition of:

SNH:	4,235,000

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Barry M. Portnoy:	221,622

Adam D. Portnoy:	108,000

(iv)                          Shared power to dispose or to direct the disposition of:

SNH:	0

RMR LLC:	0

RMR INC:	0

ABP Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

Reference is made to Item 4(a) above as to the Common Shares directly and beneficially owned by SNH that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR LLC, RMR INC, ABP Trust, or Messrs. Barry M. Portnoy or Adam D. Portnoy.

Item 5.                          Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                          Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 12 of 15 Pages

Item 8.                          Identification and Classification of Members of the Group.

Not applicable.

Item 9.                          Notice of Dissolution of Group.

Not applicable.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 33832D106	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2016
(Date)

SENIOR HOUSING PROPERTIES TRUST

/s/ Richard W. Siedel, Jr.
(Signature)

Richard W. Siedel, Jr., Treasurer and Chief Financial Officer
(Name/Title)

THE RMR GROUP LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

THE RMR GROUP INC.

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

ABP TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President
(Name/Title)

SCHEDULE 13G/A

CUSIP NO. 33832D106	Page 14 of 15 Pages

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Description
99(a)

Joint Filing Agreement, dated as of February 9, 2016, by and among Senior Housing Properties Trust, The RMR Group LLC, The RMR Group Inc., ABP Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)